Exhibit 99.3

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

GROUPBY INC.

Unaudited condensed interim combined consolidated financial statements

For the six months ended June 30, 2025 and 2024

Condensed interim combined consolidated statements of financial position as of June 30, 2025 (Unaudited) and December 31, 2024	F-2
Condensed interim combined consolidated statements of loss and comprehensive loss for the six months ended June 30, 2025 and 2024 (Unaudited)	F-3
Condensed interim combined consolidated statements of changes in stockholders’ deficit for the six and the six months ended June 30, 2025 and 2024 (Unaudited)	F-4
Condensed interim combined consolidated statements of cash flows for the six months ended June 30, 2025 and 2024	F-5
Notes to the condensed interim combined consolidated financial statements	F-6

GROUPBY GROUP OF COMPANIES

UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in United States dollars)

	June 30, 2025	December 31, 2024
Assets
Current
Cash	$5,086,603	$6,482,298
Accounts receivable (Note 5)	601,063	1,148,861
Prepaid expenses and deposits (Note 19)	1,589,820	1,146,327
Income taxes receivable	223,859	222,222
Total Current Assets	7,501,345	8,999,708
Non-current
Property and equipment	151	—
Right-of-use asset	170,405	174,568
Total Non-Current Assets	170,556	174,568
Total Assets	$7,671,901	$9,174,276
Liabilities
Current
Bank indebtedness (Note 6)	—	12,000,000
Accounts Payable and accrued liabilities	19,003,709	21,598,041
Deferred revenue (Note 12)	13,992,407	8,584,886
Current portion of lease liabilities	159,495	43,069
Warrant liability (Note 7)	—	20,149
Total Current Liabilities	33,155,611	42,246,145
Non-current
Lease liabilities	131,588	148,945
Total liabilities	$33,287,199	$42,395,090
Shareholders' Deficit
Share capital (Note 9)	19,533,200	14,005,728
Warrants (Note 10)	—	4,678,728
Deficit	(68,132,435)	(58,196,350)
Contributed surplus (Note 6)	22,983,937	6,291,080
Total Shareholders' Deficit	(25,615,298)	(33,220,814)
Total Liabilities and Shareholders’ Deficit	$7,671,901	$9,174,276
Basis of presentation and going concern (Note 3)
Contingencies (Note 13)
Subsequent Events (Note 14)

The accompanying notes are an integral part of these unaudited condensed interim combined consolidated financial statements.

GROUPBY GROUP OF COMPANIES

UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in United States dollars)

	Six months ended June 30, 2025	Six months ended June 30, 2024
Revenue	$9,272,808	$9,577,238
Operating expenses
Research and development	3,534,277	3,444,763
Sales and marketing	1,723,318	1,974,673
General and administration	8,364,646	6,547,657
Depreciation and amortization	—	23,164
Total operating expenses	$13,622,241	$11,990,257
Loss before the undernoted	(4,349,433)	(2,413,019)
Other expenses (income)
Interest and accretion (Note 6)	272,096	600,071
Foreign exchange loss	109,296	(4,809)
Loss on extinguishment of debt (Note 6)	4,392,858	—
Derecognition of warrant liability (Note 7 and Note 10)	(719,526)	—
Total other expenses (income)	$4,054,724	$595,262
Loss before income taxes	(8,404,157)	(3,008,281)
Provision for income taxes	—	—
Net loss and comprehensive loss	$(8,404,157)	$(3,008,281)

The accompanying notes are an integral part of these unaudited condensed interim combined consolidated financial statements.

GROUPBY GROUP OF COMPANIES

UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Expressed in United States dollars)

	Share	Warrants	Contributed	Accumulated	Total Shareholders
	Capital		Surplus	Deficit	Deficit
Balance at December 31, 2023	$14,005,728	$4,678,728	$6,215,028	$(49,263,493)	(24,364,009)
Net loss and comprehensive loss	—	—	—	(3,008,281)	(3,008,281)
Recognition of share-based payments (Note 8)	—	—	76,052	—	76,052
Balance as at June 30, 2024	$14,005,728	$4,678,728	$6,291,080	$(52,271,774)	$(27,296,238)
Balance at December 31, 2024	$14,005,728	$4,678,728	$6,291,080	$(58,196,350)	$(33,220,814)
Net loss and comprehensive loss	—	—	—	(8,404,157)	(8,404,157)
Dividends declared (Note 9)	—	—	—	(1,531,928)	(1,531,928)
Contribution to loan settlement (Note 6)	—	—	16,692,857	—	16,692,857
Conversion of equity-classified warrants to Class A preferred shares (Note 10)	3,979,351	(4,678,728)	—	—	(699,377)
Increase legal stated capital (Note 9)	1,083,070	—	—	—	1,083,070
Shares issued to settle exercise of stock options (Note 8)	465,051	—	—	—	465,051
Balance as at June 30, 2025	$19,533,200	$—	$22,983,937	$(68,132,435)	$(25,615,298)

The accompanying notes are an integral part of these unaudited condensed interim combined consolidated financial statements.

GROUPBY GROUP OF COMPANIES

UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash provided by (used for) the following activities
Operating activities
Net loss and comprehensive loss	$(8,404,157)	$(3,008,281)
Share-based payments	—	76,052
Depreciation and amortization	—	23,164
Gain on converted warrants (Note 10)	(719,526)	—
Derecognition of warrant liability (Note 7)	20,149	—
Changes in working capital accounts:
Accounts receivable (Note 5)	547,798	1,991
Income taxes payable (net)	(1,637)	(320,760)
Prepaid expenses and deposits	(443,493)	91,667
Accounts payable and accrued liabilities	(2,594,332)	1,727,360
Deferred revenue (Note 12)	5,407,521	1,480,904
Loss on extinguishment (Note 6)	4,692,857
Total	$(1,494,820)	$72,097
Financing activities
Repayments of lease liabilities	99,273	80,281
Total	$99,273	$80,281
Investing activities
Purchase of property and equipment	(148)	—
Total	$(148)	$—
Increase/(decrease) in cash	(1,395,695)	152,378
Cash, beginning of period	6,482,298	3,376,896
Cash, end of period	$5,086,603	$3,529,274

The accompanying notes are an integral part of these unaudited condensed interim combined consolidated financial statements.

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

1.
Nature of Business

GroupBy Group of Companies (the “Group”) provides e-commerce software solutions that help their customers better connect with their customers by creating a more relevant user experience.

On February 11, 2025, Rezolve Ai Limited ("Rezolve") entered into a purchase agreement to acquire all issued and outstanding shares of the Group in exchange for 3,999,902 shares in Rezolve. The acquisition closed on March 25, 2025. Upon acquisition of the shares, the Group entered into a novation agreement to novate its rights, benefits, obligations, and liabilities under the bank indebtedness to Rezolve.

The principal and registered address of the Group’s registered office is 250 The Esplanade, Suite 500, Toronto, ON M5A 4J6.

2.
Statement of Compliance

These unaudited condensed interim combined consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and IFRIC® Interpretations of the IFRS Interpretations Committee.. These condensed interim combined consolidated financial statements do not include all disclosures that otherwise be required in a complete set of financial statements in accordance with IFRS® Accounting Standards issued by the International Accounting Standards Board (“IASB”) and IFRIC® Interpretations of the IFRS Interpretations Committee. and should be read in conjunction with the Group’s audited combined consolidated financial statements for the year ended December 31, 2024.

Accordingly, accounting policies, estimates, and judgments applied are the same as those applied in the Group’s combined consolidated financial statements for the year ended December 31, 2024, unless otherwise indicated. The Group assesses its accounting estimates and judgments every reporting period.

These unaudited condensed interim combined consolidated financial statements were approved by the Group’s board of directors on October 1, 2025.

3. Basis of preparation

Basis of measurement and going concern

The unaudited condensed interim combined consolidated financial statements were prepared on a going concern basis under the historical cost basis except for the revaluation of certain financial instruments.

These unaudited condensed interim combined consolidated financial statements have been presented on a going concern basis assuming that the Group will be able to realize its assets and to discharge its liabilities in the normal course of its operations. The Group has yet to achieve profitable operations.

During the six months period ended June 30, 2025, the Group incurred a net loss before other expenses and income taxes of $4,349,433 (2024 ‑ $2,413,019) and a net loss and comprehensive loss of $8,404,157 (2024 ‑ $3,008,281). As at June 30, 2025, the Group has a deficit of $68,132,435 (December 31, 2024 ‑ $58,196,350), negative working capital of $25,654,266 (December 31, 2024 ‑ $33,246,437) and was not in compliance with their financial covenants as at December 31, 2024 (Note 6). These conditions, among others, create substantial doubt about the Group's ability to continue as a going concern. The Group is actively seeking new equity financing to relieve its debt load and provide sufficient capital to allow the Group to achieve positive operating cash flows. In addition, following the acquisition by Rezolve, the Group has access to capital through its parent company.

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

Management believes that the going concern assumption is appropriate for these unaudited condensed interim combined consolidated financial statements. The going concern assumption is further supported by the acquisition from Rezolve. If the Group were unable to continue operations, material adjustments to the carrying amounts and classification of assets and liabilities would be necessary.

Basis of consolidation

The unaudited condensed interim consolidated financial statements of the Company include the consolidated financial statements of GroupBy International Ltd. and its subsidiaries, GroupBy UK ltd., a wholly owned subsidiary along with its wholly owned subsidiary, GroupBy USA Inc.

4. Material accounting policy information

Significant accounting judgments, estimates and assumptions

The preparation of the Group’s unaudited condensed interim combined consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. These estimates and assumptions have been made using careful judgment; however, uncertainties could result in outcomes that would require a material adjustment to the carrying amount of the asset or liability affected in the future. The most significant estimates are as follows:

Judgments

Revenue Recognition

The Group examines the contracts with their customers to determine the individual performance obligations and then allocates the consideration of the contract to each performance obligation. The Group's services are to give customers access to cloud-based search-enhancing and data curation algorithms. The Group has determined that performance of this service obligation occurs over the time that the contract is outstanding and as such, has recognized the revenue from each contract on a straight-line basis.

Embedded derivative and warrant liability

Estimating the fair value of warrants and conversion features requires determining the most appropriate valuation model,which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants and conversion feature, volatility and dividend yield and making assumptions about them.

Functional currency

The Group's functional currency is dependent on which currency the Group primarily operates in. The Group has assessed its revenues and expenditures, financing, and cash balances, and determined that the primary revenues and expenditures of each entity within the Group are denominated in United States dollars.

Identification of cash-generating units

The Group has allocated its tangible assets to the smallest identifiable group of assets that generate cash inflows and that are largely independent of the cash inflows from other assets. The Group has applied judgment to determine its cash generating units.

Going concern

The Group assesses its current liquidity and operational environment to determine if the going concern assumption is appropriate.

Key sources of estimation uncertainty

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

Share-based payments

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which are fully transferable with no vesting restrictions. This option valuation model requires the input of highly subjective assumptions,including the expected stock price volatility, expected lives of the options, expected dividends to be paid by the Group and risk-free interest rates. Because the Group’s stock options have characteristics significantly different from those of traded options and because changes in the input assumptions can materially affect the fair value estimate, such value is subject to measurement uncertainty. The effect on the combined consolidated financial statements from changes in such estimates in future years could be significant.

Deferred taxes

The calculation of deferred taxes is based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred taxes recorded are also subject to uncertainty regarding the magnitude on non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax return have not been prepared as of the date of financial statement preparation.

These estimates and assumptions are reviewed periodically and as adjustments become necessary, they are reported in net loss in the years in which they become known. Actual results may differ significantly from management estimates.

Investment tax credits

Investment tax credits are accrued when the Group has made the qualifying expenditures, provided there is reasonable assurance that the credits will be realized. When the investment tax credits are not accrued in the year in which the qualifying expenditures are made due to no reasonable assurance that the credits will be realized, such credits are accrued in the subsequent year in which reasonable assurance of realization is first obtained. This is accounted for as a change in accounting estimate.

Valuation of financial instruments

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments.

Expected credit losses

The Group recognizes an allowance for expected credit losses associated with its financial assets, other than those financial assets measured at fair value through profit and loss. Expected credit losses are measured to reflect a probability weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Group assesses credit-impairment at each reporting date. The expected credit losses are presented in the combined consolidated statement of financial position as a deduction from the gross carrying amount of the financial asset.

The principle accounting policies adopted in the preparation of the unaudited condensed interim combined consolidated financial statements are set out in the Company’s combined consolidated financial statements for the year ended December 31, 2024. The policies have been consistently applied to all the years presented, unless otherwise stated.

Accounting standards issued but not yet effective

The Group has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Group has not early adopted any new standards and determined that there are no standards that are relevant to the Group.

5.
Accounts Receivable

The Group had the following receivables at the end of each reporting year:

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

	June 30, 2025	December 31, 2024
Trade receivables	$1,443,289	$2,094,161
Harmonized sales tax receivable	407,280	304,206
Sub-total	1,850,569	2,398,367
Less: provision for expected credit losses	1,249,506	1,249,506
Total	$601,063	$1,148,861

6.
Bank indebtedness

Prior to the acquisition by Rezolve, the Group had access to a revolving credit facility with Bridge Bank, a division of Western Alliance. This credit facility had a maximum credit limit of $12,000,000. As at December 31, 2024, the Group had utilized $12,000,000 of this facility. The facility bore interest at the greater of (i) 3.25% and; (ii) bank's prime rate plus 1.25% per annum. The facility was secured by a first priority security interest over all rights, title and interests of the Group.

During the six months ended June 30, 2025, the Group recognized interest expense of $262,333 (2024 ‑ $594,750) related to the above facilities, which is included in interest and accretion expense on the unaudited condensed interim combined consolidated statement of loss and other comprehensive loss.

As part of the novation agreement entered into with Rezolve, on March 25, 2025, Rezolve entered into a subscription letter with Western Alliance where Rezolve, on behalf of the Group, agreed to issue Rezolve’s shares in exchange for Western Alliance to irrevocably and unconditionally releasing and discharging the Group from the obligations owed to Western Alliance which consists of the $12,000,000 balance and a $300,000 forbearance fee. The value of the shares issued by Rezolve is $16,692,857 and is treated as a contribution of capital. The difference between the capital contribution and the carrying amount of debt owed to Western Alliance is incurred as a loss of $4,392,858.

7.
Warrant liability

The Group has issued warrants to Silicon Valley Bank in connection to a credit facility that was fully repaid and closed during the year ended December 31, 2023. Each warrant is exchangeable for one Class A preferred share of GroupBy International Ltd. and GroupBy Inc. with an exercise price of $1.45. Upon initial recognition, the warrants were determined to be and presented as a warrant liability as the terms of the warrants give the holder the option to settle in cash or to exchange the warrants for Class A preferred share of an equivalent value.

As part of the conditions for the acquisition by Rezolve on March 25, 2025, all warrant liabilities to which the Group is a party were cancelled for no consideration. During the six months ended June 30, 2025, the Company recognized $20,149 as a gain on revaluation and derecognition of warrant liabilities.

8.
Share-based payments

	Number of Options	Weighted Average Exercise Price $
Options outstanding, December 31, 2024	14,725,556	0.50
Cancelled	(14,725,556)	0.50
Options outstanding, June 30, 2025	—	—

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

As at December 31, 2024, the weighted average exercise price of the outstanding and exercisable options is $0.50. The remaining contractual lives of outstanding and exercisable options and range between 0.1 and 1.4 years. Share‑based payment expense for the six months ended June 30, 2025 was $nil (2024 ‑ $76,052).

All options were deemed to be underwater and were cancelled on the closing date, in accordance with the terms of the option plan and existing option agreements. All option awards were fully vested at the time of their cancellation. In accordance with IFRS 2, no reversal of expense occurs on options cancelled after vesting and any previous amounts recognized remains in contributed surplus.

13.
Share capital

The Group's authorized capital consists of:

- An unlimited number of Class A common shares in the capital of GroupBy Inc. and GroupBy International Ltd.

- An unlimited number of Class B common shares in the capital of GroupBy Inc. and GroupBy International Ltd.

- An unlimited number of Class C common shares in the capital of GroupBy Inc. and GroupBy International Ltd.

- An unlimited number of Class D common shares in the capital of GroupBy Inc. and GroupBy International Ltd.

- An unlimited number of Class A preferred shares in the capital of GroupBy Inc. and GroupBy International Ltd.

- An unlimited number of Class A-1 preferred shares in the capital of GroupBy Inc. and GroupBy International Ltd.

Class A common shares

The holders of the Class A common shares shall be entitled to receive dividends, independent of the dividends paid on any other class of shares of the Group, when, as and if declared by the board of directors of the Group, out of the monies of the Group properly applicable to the payment of dividends, in such amount as the board of directors shall determine.

The holders of the Class A common shares shall be entitled to share equally with the holders of the Class B common shares, Class C common shares and Class D common shares, share for share, in the remaining property of the Group up on the liquidation, dissolution or winding up of the Group, whether voluntary or involuntary.

The holders of the Class A common shares shall be entitled to receive notice of and attend any meeting of the shareholders of the Group and shall be entitled to one vote in respect of each Class A common share held at all meetings of shareholders of the Group.

Class B common shares

The holders of the Class B common shares shall be entitled to receive dividends, independent of the dividends paid on any other class of shares of the Group, when, as and if declared by the board of directors of the Group, out of the monies of the Group properly applicable to the payment of dividends, in such amount as the board of directors shall determine.

The holders of the Class B common shares shall be entitled to share equally with the holders of the Class A common shares, Class C common shares and Class D common shares, share for share, in the remaining property of the Group upon the liquidation, dissolution or winding up of the Group, whether voluntary or involuntary.

The holders of the Class B common share shall be entitled to receive notice of and attend any meeting of the shareholders of the Group and shall be entitled to 1.0000000000001 votes in respect of each Class B common share held at all meetings of shareholders of the Group.

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

During the six months ended June 30, 2025, in connection with the acquisition, the Group declared dividends of $1,531,928 ($CAD 2,192,368) on its Class B common shares.

Class C common shares

The holders of the Class C common shares shall be entitled to receive dividends, independent of the dividends paid on any other class of shares of the Group, when, as and if declared by the board of directors of the Group, out of the monies of the Group properly applicable to the payment of dividends, in such amount as the board of directors shall determine.

The holders of the Class C common shares shall be entitled to share equally with the holders of the Class A common shares, Class B common shares and Class D common shares, share for share, in the remaining property of the Group up on the liquidation, dissolution or winding up of the Group, whether voluntary or involuntary.

The holders of the Class C common share shall be entitled to receive notice of and attend any meeting of the shareholders of the Group and shall be entitled to 1.0000000000002 votes in respect of each Class C common share held at all meetings of shareholders of the Group.

During the six months ended June 30, 2025, in connection with the acquisition, the holders of Class B common share exchanged their shares for Class C common shares, increasing the legal stated of Class C common shares by $1,083,070 ($CAD 1,549,000).

Class D common shares

The holders of the Class D common shares shall be entitled to receive dividends, independent of the dividends paid on any other class of shares of the Group, when, as and if declared by the board of directors of the Group, out of the monies of the Group properly applicable to the payment of dividends, in such amount as the board of directors shall determine.

The holders of the Class D common shares shall be entitled to share equally with the holders of the Class A common shares, Class B common shares and Class C common shares, share for share, in the remaining property of the Group up on the liquidation, dissolution or winding up of the Group, whether voluntary or involuntary.

The holders of the Class D common share shall be entitled to receive notice of and attend any meeting of the shareholders of the Group and shall be entitled to 1.0000000000003 votes in respect of each Class D common share held at all meetings of shareholders of the Group.

Class A preferred shares and Class A-1 preferred shares

The Group shall not declare, pay or set aside any dividends on shares of any other class of the Group unless the holders of the Class A and Class A-1 preferred shares then outstanding simultaneously receive, on a pro-rata basis, a dividend on each outstanding Class A and Class A-1 preferred share.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Group, the holders of Class A and Class A-1 preferred shares are entitled to be paid out of the assets of the Group available for distribution to its shareholders on a pro-rata basis with the holders of the Class A and Class A-1 preferred shares and before any payment shall be made to the holders of common shares, with the amount payable in respect of each Class A preferred shares equal to an amount per share equal to the Class A original issue price (US$1.4543 per share), plus any dividends declared but unpaid thereon.

The holders of the Class A preferred shares shall be entitled to cast the number of votes equal to the number of whole common shares into which the Class A and Class A-1 preferred shares are convertible as of the record date for determining shareholders entitled to vote on such matter. Holders of Class A preferred shares shall vote together with the holders of preferred shares and the holders of common shares as a single class.

The holders of Class A and A-1 preferred shares have conversion rights to convert, at the option of the holder, at any time and from time to time, and without payment of additional consideration by its holder, into such number of fully paid and nonassessable common shares as is determined by dividing the Class A original issue price by the Class A conversion price,as defined in the articles

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

of the Group. Upon specific trigger events as specified in the articles of amendment, all outstanding Class A and Class A-1 preferred shares shall automatically be converted into common shares.

Each holder of Class A and Class A-1 preferred shares shall be entitled to elect to receive distributions (including dividends)from the Group on the preferred shares as a return of stated capital upon liquidation of the Group's business. Every dollar paid as a return of stated capital shall be considered to have satisfied one dollar of the distribution entitlement of each preferred share.

10.
Warrants

The total warrants included in equity as at December 31, 2024 included 135,000 warrants exchangeable for one class A common share of GroupBy International Ltd. and GroupBy Inc. with an exercise price of $2.14 and 11,294,093 warrants exchangeable for one class A preferred share of GroupBy International Ltd. and GroupBy Inc.

During the six months ended June 30, 2025, in connection with the acquisition by Rezolve, all warrants recognized in equity to which the Group is a party to were cancelled upon closing. All equity-classified warrants were converted into Class A preferred shares which were then exchanged for Rezolve shares. The deemed price of Class A preferred shares issued at the closing date is $3,979,351. The Group incurred a loss of $699,377.

11.
Related party transactions and balances

Key management compensation of the Group

Key management personnel are comprised of two (December 31, 2024 ‑ four) of the Group’s directors and executive officers. In addition to salaries and benefits, key management personnel also receive share‑based payments, which are further described in Note 8, and management fees. Key management personnel compensation for the six months period ended June 30, 2025 and 2024 is as follows:

	2024	2023
Share-based payments	$—	$72,874
Salaries and benefits (included in general and administrative expenses)	145,128	129,678
Management fees (included in general and administrative expenses)	250,000	260,552
	$395,128	$463,104

12.
Revenue

Revenue is disaggregated primarily by geographical market. The Group has one reportable segment (cloud-based services). Contract liabilities include deferred revenue which represents cash received in advance of service being provided.Contract costs include prepaid commissions which are paid in advance and deferred over the life of the contract. These prepaid commissions are included in prepaid expenses and deposits.

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

	Six months ended June 30, 2025	Six months ended June 30, 2024
Revenue by geography
Canada	$119,816	$117,377
United States	3,519,464	4,353,521
Mexico	3,728,006	2,902,950
Australia	436,529	500,785
United Kingdom	1,452,500	1,550,205
Japan	16,493	152,400
Total	$9,272,808	$9,577,238
Contract costs (included in prepaid expenses and deposits)
Balance, beginning of year	$666,994	$422,123
Additions	494,608	831,259
Amortization (included in sales and marketing expenses)	(360,681)	(692,297)
Balance, end of year	$800,921	$561,085
Deferred revenue
Balance, beginning of year	$8,584,886	$8,118,419
Additions	15,795,042	19,785,348
Amounts recognized to revenue	(9,620,721)	(19,318,881)
Balance, end of year	$14,759,207	$8,584,886

13.
Contingencies

The Group is subject to various claims in the normal course of operations. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. In the opinion of management, based on the advice and information provided by the Group's legal counsel, final determination of these other litigations will not materially affect the Group's financial position or results of operations.

Statement of claim - July 27, 2021

On July 27, 2021, the Group filed a claim against Wondr Gaming Corp (the "Defendant"), alleging breach of contract and unjust enrichment and seeking $4,136,807 plus interest and costs. The Defendant is contesting the claim.

On September 7, 2021, the Defendant filed a Statement of Defence and Counterclaim in the Ontario Superior Court of Justice against GroupBy Inc. The Defendant claims, among other things, the Group's failure to perform the services and misrepresentation and seeks dismissal of the action. Furthermore, the Company is counterclaiming seeking damages of $400,000 plus costs for breach of contract and negligent misrepresentation.

As litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably measured.

Statement of claim - May 16, 2024

On May 16, 2024, the Group was named as a defendant in a case to recover a payment of $2,500,000 made by Bed Bath & Beyond Inc. ("BBB") to the Company on February 20, 2023.

As litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably measured.

GROUPBY GROUP OF COMPANIES

NOTES TO UNAUDITED CONDENSED INTERIM COMBINED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025

(Expressed in United States dollars)

14.
Subsequent events

No subsequent events are noted.